

September 15, 2011

<u>Via E-Mail</u>
Mr. David A. Remijas
Chairman and Chief Executive Officer
Park Bancorp, Inc.
5400 South Pulaski Road
Chicago, Illinois 60632

Re: **Park Bancorp, Inc.**
File No. 000-20867
Form 10-K for the fiscal year ended December 31, 2010, filed March 31. 2011
Form 10-Q for the quarterly period ended March 31, 2011, filed May 16, 2011
<u>**Schedule 14A filed April 15, 2011**</u>

Dear Mr. Remijas:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2010</u>

<u>Business, page 1</u>

1. Please provide to us and undertake to include in your future filings more detail regarding your business including, but not limited to, the following:
   - revise the second paragraph of the section on page 1 entitled "General," to disclose the amount of revenues, profit or loss and total assets for at least your last fiscal year; and

- revise the third paragraph of the section on page 1 entitled "Market Area and Competition" to comply with Item 101(h)(4)(iv) by describing your "competitive position in the industry and methods of competition."

Lending Activities, page 1

2. Please provide to us and undertake to include in your future filings more detail pursuant to Item 101(h)(4)(i) regarding your lending activities and your loan portfolio including, but not limited to, the following:
    - distinguish throughout this section between your historic activities, policies and procedures and those that you have implemented more recently as ordered by the Office of Thrift Supervision in its January 2011 Cease and Desist Order and its other orders and agreements;
    - revise the first paragraph of the section on page 1 entitled "Loan Approval Procedures and Authority" to quantify the percentage of your loan portfolio that consists of loans to companies controlled by the two individuals to which you refer and disclose whether all of these loans are current and whether they are cross collateralized; and
    - disclose the amount and percentage of your loan portfolio that is option ARM products, junior lien mortgages, high loan-to-value ratio mortgages, interest only loans, subprime loans, and loans with initial teaser rates.

3. Please provide to us and undertake to include in your future filings more detail regarding your lending activities pursuant to Item 101(h)(4)(i) including, but not limited to, the following:
    - quantify the amount and percent of your loan portfolio which are loans that were originated without documentation and/or verification of basic information commonly referred to as "no doc," or "stated income" loans; and
    - describe your documentation standards and the extent to which you have in the past and will in the future verify information provided by each potential borrower (including assets, income and credit ratings).

4. Please provide to us and undertake to include in your future filings more detail regarding collateral for your loans pursuant to Item 101(h)(4)(i) including, but not limited to, the following:
    - quantify the extent to which your loans are fully secured by first liens on the property for which the respective loan is being made and the extent to which multiple loans to the same or related lenders are cross collateralized;
    - quantify the aggregate dollar amount and percentage of your loan portfolio that is unsecured;

- quantify the aggregate dollar amount and percentage of your loan portfolio that is secured by second liens on properties;
- disclose your procedures for and the frequency with which you reappraise the value of your collateral; and
- given that over ten percent of your loan portfolio are multi-family real estate loans and nine percent are land development, disclose the dollar amount and percentage of your loans that are to legal entities formed for the limited purpose of the business you are financing and therefore the borrower's only source of cash flow and only asset is the property that you are financing.

Risk Factors, page 18

5. In future filings, revise each sub caption relating to each risk factor, to comply with Item 503(c) which requires that each sub caption adequately describe the respective risk and with Staff Legal Bulletin No.7. For instance, several of your sub captions fail to identify any consequence of a risk materializing. Others have vague consequences such as it would adversely affect you.

6. We note that the only risk factor you include relating to the 2011 Office of Thirst Supervision Cease and Desist Order and the 2011 Memorandum of Understanding with the OTS relates to the "additional expenses" you have incurred, on page 21. Revise your risk factors relating to allowance for loan losses on page 19, reserves on page 20 and liquidity on page 21 to reflect the findings of the Office of Thrift Supervision. Please consider adding risk factors relating to risks associated with each of your "unsafe or unsound practices and/or violations of law or regulations" found by OTS including those relating to: "inadequate earnings;" inadequate capital; your internal asset review and classification program; your lending policies; your concentrations of credit and credit administration; and your management oversight including questions raised by OTS regarding whether your Senior Executive Officers have the experience and qualifications to perform their duties.

7. We note that for over four years you have been and you continue to be subject to adverse examination reports, supervisory agreement and cease and desist order and Memorandum of Understanding issued by the Office of Thrift Supervision for a variety of "unsafe or unsound practices and/or violations of law or regulations." Please consider adding a risk factor addressing the risk of further regulatory actions against you and identify those possible actions and the consequences of such action, including if appropriate the risk of seizure by the FDIC.

8. Please consider adding a risk factor relating to the control exercised by Richard J. Remijas, Jr., your President and Chief Operating officer and board member, and

his brother David A. Remijas your Chairman and CEO, who in addition to their roles in your company together beneficially own 21.5 percent of the stock and exercise control over an additional 14 percent in the employee stock ownership plan.

9. We note that your loan portfolio is highly concentrated in the following respects:
   - ninety six percent of your loans are in real estate;
   - all of your loans are geographically concentrated in south and southwest Chicago and the western suburbs of Chicago; and
   - over fifteen percent of your loans is to companies controlled by two individuals (which exceed limits set by the OTS).

   Please consider adding a risk factor addressing the risks associated with such high concentrations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Overview and Recent Developments, page 25

10. We note that, based upon its findings in it July 2010 Report of Examination, the Office of Thrift Supervision in January 2011 ordered Park Federal Savings Bank to cease and desist from certain "unsafe or unsound practices and/or violations of law or regulation" and required you to enter into a Memorandum of Understanding.   Please provide to us and undertake to include in your future filings discussion and analysis of this material development including the following:
    - discuss and analyze each of those practices and violations;
    - discuss and analyze actions you have taken in response; and
    - state whether you are in compliance with each of the provisions of the Cease and Desist Order and the MOU or identify those provisions with which you are not incompliance and explain why you are not incompliance.
    - Noting the materiality of the Cease and Desist Order issued to you by OTS and your consent and agreement to its issuance, please file it as an exhibit pursuant to Item 601(a)(10).

    Please discuss and analyze the extent to which the issues in the 2011 Cease and Desist Order are similar to those that were the 2007 Supervisory Agreement with the OTS.

11. Please revise your first paragraph in which you have a generic discussion of the factors that in the abstract affect your results of operations. Please provide to us and undertake to include in your future filings, analysis of your actual results and trends for the past three years consistent with Item 303(a) and Release No. 33-8350 (the section entitled "Focus on Analysis").

12. We note your references in the second paragraph to "severe disruptions in the mortgage, credit and housing markets both locally and nationally." Please provide to us and undertake to include in your future filings, consistent with Item 303(a) and Release No. 33-8350, discussion and analysis of the specific economic conditions and trends in your particular market area having an effect on your financial condition and or results of operations including, but not limited to, the following: unemployment rate; median household income; and nonbusiness bankruptcy filings. Given that over ninety one percent of your portfolio is real estate loans with nine percent of the value of your loan portfolio is commercial real estate provide discussion and analysis of trends in your market area over the past three years and the current fiscal year in home price index, residential real estate sales, single family home permits and housing starts, multifamily building permits. housing permits; existing single family home sales; home prices; foreclosures started; commercial real estate prices; commercial real estate sales; and commercial building permits.

13. Please provide to us and undertake to include in your future filings revision of this section consistent with the Commission's statements in Release No. 33-8350 including, but not limited to, discussion and analysis of the following:
    - trends in losses, decline in interest income, and declines in the aggregate amount of loans receivable;
    - trends of increases in provision in loan losses and in the number and percentage of loans that are non-performing, that you have charged off, foreclosed, restructured (including the number of "troubled debt restructurings");
    - trends in the aggregate and average dollar amount and types of new loans that you are originating and the size and composition of your loan portfolio including the dollar amount and percentage of your portfolio in real estate; and
    - analyze your loan portfolio including problems to you of you having made loans at historic low interest rates and most ($115 of $134 million) of your loans are fixed and most ($98 million of $141 million) are not due until more than ten years.

Liquidity and Capital Resources, page 29

14. We note you claim in the first paragraph that "we maintain cash flows above the minimum level" and your claim in the third paragraph that you "exceeded all of the minimum regulatory capital adequacy requirements." Please provide to us and undertake to include in your future filings revision of this section to reconcile these claims with and the relevant findings of the Office of Thrift Supervision in its 2011 Cease and Desist Order and its July 2010 Report of Examination relating to your capital including discussion and analysis of the following:

- the OTS finding that your unsafe and unsound practices and/or violations of law or regulations. . .has resulted in [your] operating with . . . inadequate earnings to augment capital" and ordering you to increase your capital "commensurate" with your "risk profile;"
- explain why the OTS found your capital to be inadequate; and
- provide detailed analysis of the OTS findings that your liquidity and investment policies violated "applicable laws, regulation and regulatory guidance" and ordering you to take "corrective actions" relating to liquidity.

Schedule 14A

Audit Committee, page 9

15. Noting the recent Cease and Desist Order issued by the Office of Thrift Supervision, Memorandum of Understanding with OTS and the preceding Supervisory Agreement with the OTS in effect for four years from 2007 to 2011, please provide to us and undertake to include in your future filings a more detailed explanation, consistent with Item 407(d)(5)(C) of the reasons why you do not have an audit committee financial expert on your Audit Committee. Please explain how your current members have "sufficient knowledge and experience" and identify which of the attributes enumerated in Item 407(5)(C) your members possess.

Nominating Committee, page 10

16. Please provide to us and undertake to include in your future filings, a description of your process for identifying and evaluating nominees as required by Item 407(c)(2)(vi) including how your nominating committee considers diversity in identifying nominees for director. Confirm to us Item 407(c)(2)(ix) that you did not receive any recommended nominees from a security holder that beneficially owned more than five percent of your stock.

Directors Compensation, page 11

17. Please provide to us and undertake to include in your future filings disclosure of the role of executive officers in determining the amount of director compensation, as required by 407(e)(3)(iii).

Compensation Discussion and Analysis, page 14

18. Please provide to us and undertake to include in your future filings the discussion and analysis required by Item 402(b) and by the related Instructions including the following:
- revise the first paragraph under Performance Criteria, on page 15, to analyze your policies for allocating between long term and currently paid out compensation and between cash and non-cash compensation;
- as required by Item 407(e)(3)(vii), revise the third paragraph under "Performance Criteria," on page 15, your description of compensation for other named executive offices to describe the elements of individual performance that are taken into account;
- revise your disclosure pursuant to Item 407(e)(3)(ii) regarding base salary in the last paragraph on page 15 to clarify the role of the CEO whom you state sets compensation "in conjunction with" the Compensation Committee to state whether his recommendations were followed by the Compensation Committee in your most recent fiscal year; and
- revise the section entitled Base Salary to provided more detail on page 16 regarding the characteristics of the peer group indentified by your Compensation Committee including the component companies consistent with Item 402(b)(2)(xiv).

Transactions with Related Persons, page 19

19. Please provide to us and undertake to include in your future filings the disclosure required by Item 404 including the following:
- revise the last sentence to state, as required by Item 404(a) Instruction (4)(c)(ii), whether or not each of the loans "were made on substantially the same terms including interest rates and collateral, as those prevailing at the time for comparable loans with person not related" to you; and
- revise the last sentence to state, as required by Item 404(a) Instruction (4)(c), whether either of the loans is nonaccrual, past due, restructured or potential problems.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me (202) 551-3775 with any questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director